Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                             NEWS RELEASE

Dissident Group Continues to Intentionally Mislead Zarlink Shareholders

o Zarlink Urges Shareholders to Support Company's Board of Directors and VOTE the YELLOW Proxy Card Today

OTTAWA, CANADA, July 11, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today announced that despite repeated requests by the Company, Scott Leckie, Daniel Owen and David Banks ("the Leckie Group" or "the dissidents") continue to willfully mislead current Zarlink shareholders. The dissidents systematically refuse to remove Adam Chowaniec, Hubert T. Lacroix and J. Spencer Lanthier - who currently serve on the Management Board - from their proposed slate. The Management nominees have repeatedly advised that they have never consented to and refused to serve with the five individuals nominated by the dissident shareholder group.

     The Company believes the dissidents are deliberately misleading Zarlink shareholders of the composition of their slate, due to a lack of credibility and financial experience without the inclusion of the three Management Directors. On July 9, 2008, Messrs. Chowaniec, Lacroix and Lanthier issued a statement reconfirming that they are committed to standing for election only as Management nominees at the upcoming Annual and Special Meeting and also stated that "the information contained in the dissidents' circular further strengthens our belief that Management's plan for the Company continues to be the best option for Zarlink's shareholders."


Important shareholder voting instructions

The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or at least 24 hours in advance of the proxy cut-off. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.


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We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).


About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.


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For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com